                                                                   Exhibit 99.3




                                     MARKET
                                    FINANCIAL
                                   CORPORATION




                                      2000
                                     ANNUAL
                                     REPORT
                                       TO
                                  SHAREHOLDERS

Dear Shareholder,

         On behalf of the directors, officers and employees of Market Financial Corporation ("Market") and its wholly-owned subsidiary, Market Bank, I am pleased to present our Annual Report to Shareholders for the fiscal year ended September 30, 2000.

         Market's net earnings for fiscal 2000 totaled $311,000, a $387,000, or 55.4%, decrease from the $698,000 reported for fiscal 1999. The decrease in earnings was primarily attributable to the absence of a $306,000 after-tax gain on sale of investments recorded in fiscal 1999.

         We continued to consider growth in the loan and deposit portfolios to be among our critical operating objectives. We are pleased to report that our loan portfolio increased by $2.7 million, or 7.6%, during fiscal 2000, while our deposits grew by $353,000, or .9%. During fiscal 2000, we opened our main office addition in Mount Healthy, which included an ATM and a drive-thru facility. We also opened an ATM in our North Bend branch office.

         On September 19, 2000, Market announced that it had entered into a definitive agreement with Peoples Community Bancorp, Inc. ("Peoples"), under which Market would merge with and into Peoples, for cash and stock consideration amounting to $13 per share. The merger is expected to be completed in the first quarter of 2001, pending approval by Peoples' and Market's shareholders, regulatory approval and other customary conditions of closing.

         I would like to thank you, our shareholders, for the support you placed in us through your investment in Market Financial Corporation.



                                           Very truly yours,

                                           Market Financial Corporation




                                           John T. Larimer

                    BUSINESS OF MARKET FINANCIAL CORPORATION

================================================================================

Market Financial Corporation ("MFC"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common stock of Market Bank ("Market"), a savings and loan association incorporated under the laws of the State of Ohio. In March 1997, MFC acquired all of the common stock issued by Market upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, MFC's activities have been limited primarily to holding the common shares of Market.

Market is a stock savings and loan association principally engaged in the business of making permanent first mortgage loans secured by one- to four-family residential real estate located in Market's primary market area of Hamilton County, Ohio, and portions of the contiguous counties. Market also originates a limited number of loans for the construction of residential real estate and loans secured by multifamily real estate (over four units) and nonresidential real estate. In addition to real estate lending, Market originates a limited number of loans secured by deposits at Market. For liquidity and interest rate risk management purposes, Market invests in U.S. Government and agency obligations, interest-bearing deposits in other financial institutions and mortgage-backed securities. Funds for lending and investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), and loan repayments. Market conducts business from its main office located at 7522 Hamilton Avenue, Cincinnati, Ohio, and its full-service branch office at 125 Miami Avenue, North Bend, Ohio.

As a savings and loan holding company, MFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings and loan association incorporated under the laws of the State of Ohio, Market is subject to regulation, supervision and examination by the OTS and the Ohio Division of Financial Institutions (the "Division"). Market is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.


                              MARKET PRICE OF MFC'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
================================================================================

There were 1,259,439 common shares of MFC outstanding on December 20, 2000, held of record by approximately 238 shareholders. The number of shareholders does not reflect all of the persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. Price information with respect to MFC's common shares is quoted on the Nasdaq SmallCap System ("Nasdaq") under the symbol "MRKF." The table below sets forth the high ask and low bid prices for the common shares of MFC, together with dividends declared per share, for each quarter of the 2000 and 1999 fiscal years. Price quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                                                                                Cash Dividends
                                          High Ask                      Low Bid               Declared Per Share
                                          --------                      -------               ------------------
FISCAL 2000
    Quarter ended:
     December 31, 1999                      $11.25                       $8.25                         $.08
     March 31, 2000                          10.00                        8.00                          .08
     June 30, 2000                            8.13                        7.06                          .08
     September 30, 2000                      12.50                        7.50                          .08

FISCAL 1999
    Quarter ended:
     December 31, 1998                      $12.63                      $10.00                         $.07
     March 31, 1999                          12.38                        8.38                          .07
     June 30, 1999                           10.38                        8.25                          .07
     September 30, 1999                      13.75                        9.00                          .07


The earnings of MFC consist primarily of dividends from Market. In addition to certain federal income tax considerations, regulations issued by the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under the regulations, a savings association that, immediately prior to, and on a pro-forma basis after giving effect to a proposed capital distribution, has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its "well-capitalized" capital requirement, is generally permitted, without OTS approval (but subsequent to 30 days' prior notice of the planned dividend to the OTS) to make capital distributions during a calendar year in an amount not to exceed its net earnings for that year to date plus its retained earnings for the preceding two years. Savings associations which have total capital in excess of the "well-capitalized" capital requirement, and which have been notified by the OTS that they are in need of more than normal supervision will be subject to greater restrictions on dividends. In addition, a savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS. Market currently meets the definition of a "well-capitalized" institution and, unless the OTS determines that Market is an institution requiring more than normal supervision, may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

================================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding MFC at the dates and for the periods indicated.

                                                                                At September 30,
                                                       -------------------------------------------------------------
SELECTED FINANCIAL CONDITION:                            2000           1999         1998         1997        1996
                                                       --------       --------     --------     --------    --------
                                                                                (In thousands)
Total amount of:
    Assets                                               $56,087      $55,451       $54,608     $56,121      $45,547
    Cash and cash equivalents                                766        2,291         5,381       2,248        4,082
    Certificates of deposit in other financial
     institutions                                            300          290         3,790       6,690        7,040
    Investment securities held to maturity - at           11,400       12,800         9,300      17,257        9,062
     cost
    Investment securities designated as available
     for sale - at market                                  1,160        1,116         1,448       1,029          712
    Mortgage-backed securities held to maturity  -
     at cost                                               1,830        2,047           859       1,268        1,549
    Loans receivable - net                                37,879       35,219        32,816      26,502       21,996
    Deposits                                              40,260       39,907        37,745      35,303       37,282
    Unrealized gains on securities designated as
     available for sale - net                                752          722           937         660          451
    Shareholders' equity - restricted (1) (2)             14,755       14,575        15,078      19,895        7,514


                                                                           Year Ended September 30,
                                                       -------------------------------------------------------------
SELECTED OPERATING DATA:                                 2000           1999         1998         1997        1996
                                                       --------       --------     --------     --------    --------
                                                                                (In thousands)
Interest income                                           $3,798       $3,733        $3,885      $3,513       $3,261
Interest expense                                           1,861        1,803         1,734       1,689        1,758
                                                      ----------   ----------    ----------  -----------   ---------
Net interest income                                        1,937        1,930         2,151       1,824        1,503
Provision for losses on loans                                  -            -             -            -          13
                                                      ----------   ----------    ----------  -----------   ---------
Net interest income after provision for losses on
  loans                                                    1,937        1,930         2,151       1,824        1,490
Gain on sale of investments                                    -          463             -           -            -
Other operating income                                        11           11             7           6            7
General, administrative and other expense                  1,477        1,346         1,322       1,069        1,153
                                                      ----------   ----------    ----------  -----------   ---------
Earnings before income taxes                                 471        1,058           836         761          344
Federal income taxes                                         160          360           284         259          120
                                                      ----------   ----------    ----------  -----------   ---------
Net earnings                                             $   311      $   698       $   552     $   502      $   224
                                                      ==========   ==========    ==========  ===========   =========

Earnings per share - Basic                                 $.26          $.58          $.45         N/A          N/A
                                                      ==========   ==========    ==========  ===========   =========
                   - Diluted                               $.26          $.57          $.45         N/A          N/A
                                                      ==========   ==========    ==========  ===========   =========

---------------------------

(1) See Notes G, I and K of the Notes to Consolidated Financial Statements regarding restrictions on equity.

(2) Consists solely of retained earnings at September 30, 1996.

                                                              At or for the year ended September 30,
                                                  -----------------------------------------------------------
SELECTED FINANCIAL RATIOS AND OTHER DATA:           2000          1999         1998        1997        1996
                                                  --------      --------     --------    --------    --------
Performance ratios:
   Return on average assets (1)(2)(3)                0.56%        1.27%         1.00%       0.99%       0.49%
   Return on average equity (2)(3)(4)                2.12         4.71          3.16        3.66        3.05
   Interest rate spread (5)                          2.63         2.58          2.60        2.42        2.66
   Net interest margin (6)                           3.71         3.70          4.07        3.67        3.36
   Operating expenses to average assets (2) (3)      2.65         2.45          2.39        2.10        2.53
   Equity to assets (7)                             26.31        26.28         27.61       35.45       16.50

   Dividend payout ratio                           123.08        48.28      8,400.00        N/A          N/A

Asset quality ratios:
   Nonperforming assets to total assets              0.48         0.21          0.31        0.34        0.31
   Nonperforming loans to total loans                0.71         0.34          0.52        0.72        0.63
   Allowance for losses on loans to total loans      0.13         0.15          0.16        0.20        0.24
   Allowance for losses on loans to
     nonperforming loans                            19.12        43.70         30.41       27.23       37.41
   Average interest-earning assets to average
     interest-bearing liabilities                  130.41       132.17        144.88      136.77      117.78

Other data:
   Number of full service offices                    2            2             2           2           2

-------------------------

(1)      Net earnings divided by average assets.

(2)      Based on arithmetic average of beginning and ending balances.

(3) Excluding the effect of the one-time Savings Association Insurance Fund (the "SAIF") recapitalization assessment, the return on average assets, the return on average equity and the operating expenses to average assets ratios would have been .85%, 5.21% and 1.99%, respectively, for the fiscal year ended September 30, 1996.

(4)      Net earnings divided by average equity capital.

(5) Average yield on interest-earning assets less average cost of interest-bearing liabilities.

(6)      Net interest income as a percentage of average interest-earning assets.

(7)      At the end of the respective periods.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

================================================================================

                                     GENERAL

--------------------------------------------------------------------------------

The following discussion and analysis of the financial condition and results of operations of MFC and Market should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, included in this Annual Report.

MFC was incorporated for the purpose of owning all of Market's outstanding stock upon conversion to stock form. As a result, the discussion that follows focuses on Market's financial condition and results of operations.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of Market and MFC's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and MFC's market area.

Without limiting the generality of the foregoing, some of the statements in the following referenced sections of this discussion and analysis are forward looking and are, therefore, subject to certain risks and uncertainties:

         1. Management's analysis of the interest rate risk of Market as set forth under "Asset and Liability Management;"

         2. Management's discussion of the liquidity of Market's assets and the regulatory capital of Market as set forth under "Liquidity and Capital Resources;"

         3. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Changes in Financial Condition," and "Comparison of Operating Results for the Years Ended September 30, 2000 and 1999;"

         4. Management's estimate as to the effects of recent accounting pronouncements as set forth under "Recent Accounting Pronouncements;" and

         5. Management's determination of the effect of the Gramm-Leach-Bliley Act on the business of MFC and Market as set forth under "Potential Impact Of Gramm-Leach- Bliley Act on Future Results of Operation."

                         CHANGES IN FINANCIAL CONDITION

--------------------------------------------------------------------------------


         MFC's assets at September 30, 2000, totaled approximately $56.1 million, a $636,000, or 1.1%, increase over the $55.5 million total at September 30, 1999. The increase was funded through growth in deposits and net earnings for the year.

         Liquid assets (cash and cash equivalents, certificates of deposit and investment securities) totaled $13.6 million at September 30, 2000, a decrease of $2.9 million from the total at September 30, 1999. Net proceeds from the decline in liquid assets were primarily used to fund net loan originations of $2.7 million.

         Loans receivable totaled $37.9 million at September 30, 2000, an increase of $2.7 million, or 7.6%, over September 30, 1999. This increase resulted primarily from loan originations of $6.8 million, which exceeded principal repayments of $4.1 million. Market's allowance for loan losses totaled $52,000 at September 30, 2000 and 1999. The allowance represented .13% and .15% of total loans at September 30, 2000 and 1999, respectively. Nonperforming loans totaled $272,000 and $119,000, or .71% and .34% of total loans at September 30, 2000 and 1999, respectively.

         Although management believes that its allowance for loan losses at September 30, 2000, was adequate based upon the available facts and circumstances, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect MFC's results of operations.

         Deposits totaled $40.3 million at September 30, 2000, an increase of $353,000, or .9%, over the total at September 30, 1999. Demand accounts decreased by approximately $1.0 million, and certificates of deposit increased by $1.4 million during the year ended September 30, 2000. At September 30, 2000, certificates of deposit that will mature within one year accounted for 55.9% of Market's deposit liabilities. Proceeds from the increase in deposits were used to fund loan originations and the purchase of office premises and equipment.

         Shareholders' equity totaled $14.8 million at September 30, 2000, an increase of $180,000, or 1.2%, over September 30, 1999. The increase was due primarily to net earnings of $311,000 and a decrease in shares acquired by stock benefit plans of $269,000, which were partially offset by dividends paid of $403,000.

         Market is required to meet each of three minimum capital standards promulgated by the Office of Thrift Supervision (the "OTS"), hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for the maintenance of shareholders' equity less all intangible assets equal to 1.5% of adjusted total assets. The core capital requirement provides for the maintenance of tangible capital plus certain forms of supervisory goodwill generally equal to 4% of adjusted total assets, while the risk-based capital requirement mandates maintenance of core capital plus general loan loss allowances equal to 8% of risk-weighted assets as defined by OTS regulations. As of September 30, 2000, Market's tangible and core capital totaled $13.0 million, or 23.7% of adjusted total assets, which exceeded the minimum requirements of $820,000 and $2.2 million, by $12.1 million and $10.8 million, respectively. As of September 30, 2000, Market's risk-based capital was $13.5 million, or 46.0% of risk-weighted assets, exceeding the minimum requirement by $11.2 million.


                         COMPARISON OF OPERATING RESULTS
                 FOR THE YEARS ENDED SEPTEMBER 30, 2000 AND 1999

--------------------------------------------------------------------------------

GENERAL. Net earnings totaled $311,000 for the year ended September 30, 2000, a $387,000, or 55.4%, decrease from the $698,000 of net earnings recorded for the year ended September 30, 1999. The decrease in earnings resulted primarily from the absence in fiscal 2000 of a $463,000 gain on sale of investments recorded in fiscal 1999, which was partially offset by a $200,000 decrease in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income amounted to $3.8 million for the year ended September 30, 2000, a $65,000, or 1.7%, increase over fiscal 1999. The increase resulted primarily from an increase in the loan portfolio during fiscal 2000. Interest income on loans increased by $168,000, or 6.5%, primarily due to a $2.8 million, or 8.5%, increase in the weighted-average balance outstanding during fiscal 2000, which was partially offset by a 14 basis point (100 basis points equals one percent) decrease in the weighted-average yield. Interest income on mortgage-backed securities increased by $51,000, or 53.7%, compared to fiscal 1999, as a result of a $701,000, or 57.3%, increase in the weighted-average balance outstanding, which was partially offset by an 18 basis point decrease in the weighted-average yield from 7.76% in fiscal 1999 to 7.58% in fiscal 2000. Interest income on investment securities increased by $96,000, or 13.6%, primarily due to an increase of $990,000, or 8.6%, in the weighted-average balance outstanding during fiscal 2000, which was coupled with a 29 basis point increase in the weighted-average yield. Interest income on interest-bearing deposits totaled $93,000 in fiscal 2000, a decrease of $250,000, or 72.9%, from fiscal 1999. The decrease resulted primarily from a decrease of $4.5 million, or 77.1%, in the weighted-average balances outstanding, which was partially offset by a 107 basis point increase in the weighted-average yield, from 5.87% in fiscal 1999 to 6.94% in fiscal 2000.

Interest expense on deposits totaled $1.9 million for fiscal 2000, an increase of $79,000, or 4.4%, over fiscal 1999. This increase was due primarily to an increase of $805,000, or 2.1%, in the weighted average balance outstanding, coupled with an 11 basis point increase in the average cost of deposits from 4.54% in fiscal 1999 to 4.65% in fiscal 2000. Interest expense on other borrowings decreased by $21,000, or 100.0%, as a result of the $247,000 decrease in the weighted average balance outstanding in fiscal 2000.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $7,000, or .4%, for fiscal 2000, compared to fiscal 1999. The interest rate spread increased by five basis points, from 2.58% in fiscal 1999 to 2.63% in fiscal 2000. The net interest margin increased by one basis point, from 3.70% in fiscal 1999 to 3.71% in fiscal 2000.

PROVISION FOR LOSSES ON LOANS. A provision for losses on loans is charged to earnings to bring the total allowance to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by Market, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to Market's market area, and other factors related to the collectibility of Market's loan portfolio. As a result of such analysis, management decided no additional provision for losses on loans was necessary during the year ended September 30, 2000. There can be no assurance, however, that the allowance for loan losses of Market will be adequate to cover losses on nonperforming assets in the future.

OTHER INCOME. Other income declined by $463,000 due to the absence in fiscal 2000 of gains on sales of investments recorded in 1999. Other operating income, primarily service fees on money orders and travelers' checks, totaled $11,000 for each of the years ended September 30, 2000 and 1999, respectively.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased by $131,000, or 9.7%, for the year ended September 30, 2000, compared to fiscal 1999. The increase resulted primarily from a $100,000, or 12.4%, increase in employee compensation and benefits, an increase of $27,000, or 22.3%, in occupancy and equipment and an increase of $34,000, or 16.6%, in other operating expense, which were partially offset by an $11,000, or 47.8%, decrease in federal deposit insurance premiums and a $19,000, or 9.9%, decrease in franchise taxes. The increase in employee compensation and benefits was due primarily to a $52,000 increase in stock benefit plan expense, coupled with an increase in staffing levels and normal merit increases. The increase in occupancy and equipment expense reflects increases in depreciation and other costs related to the new office expansion completed during fiscal 2000. The increase in other operating expense was due primarily to costs related to Market's start-up of automated teller machine ("ATM") services during fiscal 2000 and pro-rata increases in operating costs year to year. The decreases in federal deposit insurance premiums and franchise taxes resulted from a decline in premium rates and the rate of tax, respectively, during fiscal 2000.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $160,000 for the year ended September 30, 2000, compared to $360,000 for fiscal 1999. The $200,000, or 55.6%, decrease resulted from a $587,000, or 55.5%, decrease in earnings before taxes. The effective tax rate was 34.0% for each of the years ended September 30, 2000 and 1999.


                         COMPARISON OF OPERATING RESULTS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998

--------------------------------------------------------------------------------

GENERAL. Net earnings totaled $698,000 for the year ended September 30, 1999, a $146,000, or 26.4%, increase over the $552,000 of net earnings recorded for the year ended September 30, 1998. The increase in earnings resulted primarily from a $467,000 increase in other income, which was partially offset by a $221,000 decrease in net interest income and a $76,000 increase in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income amounted to $3.7 million for the year ended September 30, 1999, a $152,000, or 3.9%, decrease from the comparable 1998 period. The decrease resulted primarily from a decrease in the investment securities portfolio due to a $4.7 million special cash distribution to shareholders paid in April 1998. Interest income on investment securities decreased due primarily to a decrease of $1.8 million, or 13.5%, in the weighted average balances outstanding during fiscal 1999, which was coupled with a 57 basis point decrease in the weighted-average yield. Interest income on interest-bearing deposits totaled $343,000 in fiscal 1999, a decrease of $140,000, or 29.0%, from fiscal 1998. The decrease resulted primarily from a decrease of $2.1 million in weighted-average balances outstanding, coupled with a 20 basis point decrease in the weighted-average yield, from 6.07% in fiscal 1998 to 5.87% in fiscal 1999. Interest income on mortgage-backed securities decreased by $6,000, or 5.9%, during fiscal 1999, compared to 1998, as a result of a decline of 105 basis points in the weighted-average yield, from 8.81% in fiscal 1998 to 7.76% in fiscal 1999. Interest income on loans increased by $179,000, or 7.4%, primarily due to a $3.1 million increase in weighted average balances outstanding during fiscal 1999, which was partially offset by a decline of 20 basis points in the weighted-average yield, from 7.90% in fiscal 1998 to 7.70% in fiscal 1999.

Interest expense on deposits totaled $1.8 million for fiscal 1999, an increase of $57,000, or 3.3%, over the comparable 1998 period. This increase was due primarily to an increase of $2.8 million in the weighted average balance outstanding, which was partially offset by a 20 basis point decrease in the average cost of deposits from 4.74% in fiscal 1998 to 4.54% in fiscal 1999. Interest expense on other borrowings increased by $12,000, or 133.3%, primarily due to the increase in the weighted average balance outstanding of $126,000, coupled with a 106 basis point increase in the weighted average cost, from 7.44% in fiscal 1998 to 8.50% in fiscal 1999.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $221,000, or 10.3%, for fiscal 1999, compared to fiscal 1998. The interest rate spread decreased by two basis points, from 2.60% in fiscal 1998 to 2.58% in fiscal 1999 and the net interest margin decreased by 37 basis points, from 4.07% in fiscal 1998 to 3.70% in fiscal 1999.

PROVISION FOR LOSSES ON LOANS. As a result of an analysis of historical experience, the volume and type of lending conducted by Market, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to Market's market area, and other factors related to the collectibility of Market's loan portfolio, management decided no additional provision for losses on loans was necessary during the year ended September 30, 1999.

OTHER INCOME. Other operating income, primarily service fees on money orders and travelers' checks, totaled $11,000 and $7,000 for the years ended September 30, 1999 and 1998, respectively. Gains on sale of securities during fiscal 1999 reflected a $463,000 increase over fiscal 1998. The sale of investment securities during fiscal 1999 reflected management's decision to redeploy price appreciation on securities to higher yielding earning assets.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased by $24,000, or 1.8%, for the year ended September 30, 1999, compared to fiscal 1998. The increase resulted primarily from a $28,000, or 3.6%, increase in employee compensation and benefits, due to normal merit increases and an increase in expenses related to stock benefit plans.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $360,000 for the year ended September 30, 1999, compared to $284,000 for the 1998 fiscal year. The $76,000, or 26.8%, increase resulted from a $222,000, or 26.6%, increase in earnings before taxes. The effective tax rate was 34.0% for each of the years ended September 30, 1999 and 1998.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

--------------------------------------------------------------------------------

The following table sets forth certain information relating to MFC's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.


                                                                  YEAR ENDED SEPTEMBER 30,
                            -------------------------------------------------------------------------------------------------
                                         2000                              1999                            1998
                            -------------------------------  -------------------------------  -------------------------------
                              Average    Interest   Average    Average   Interest    Average    Average    Interest   Average
                            outstanding   earned/    yield/  outstanding  earned/    yield/   outstanding   earned/    yield/
                              balance      paid       rate     balance     paid       rate      balance      paid       rate
                            -----------  --------   -------  ----------- --------    -------  -----------  --------   -------
                                                                  (Dollars in thousands)
Interest-earning assets:
  Loans receivable            $36,488      $2,758      7.56%   $33,643     $2,590      7.70%    $30,524      $2,411      7.90%
  Mortgage-backed securities    1,925         146      7.58      1,224         95      7.76       1,147         101      8.81
  Investment securities        12,446         801      6.44     11,456        705      6.15      13,249         890      6.72
  Other interest-earning
   assets                       1,340          93      6.94      5,845        343      5.87       7,954         483      6.07
                            -----------  --------   -------  ----------- --------    -------  -----------  --------   -------


    Total interest-earning     52,199       3,798      7.28     52,168      3,733      7.15      52,874       3,885      7.35
     assets

Non-interest-earning assets     3,744                            3,481                            2,559
                            -----------                      -----------                      -----------

    Total assets              $55,943                          $55,649                          $55,433
                            ===========                      ===========                      ===========

Interest-bearing
liabilities:
  NOW accounts              $      77           1      1.30  $       -          -        -    $          -        -        -
  Passbook and club accounts   10,302         273      2.65     10,136        277      2.73       9,875         279      2.83
  Money market demand
  accounts                      1,561          42      2.69      2,039         55      2.70       2,254          64      2.84
  Certificates of deposit      28,088       1,545      5.50     27,048      1,450      5.36      24,246       1,382      5.70
  Borrowings                        -          -          -        247         21      8.50         121           9      7.44
                            -----------  --------   -------  ----------- --------    -------  -----------  --------   -------
    Total interest-bearing
     liabilities               40,028       1,861      4.65     39,470      1,803      4.57      36,496       1,734      4.75
                                         --------   -------              --------    -------               --------   -------

Non-interest-bearing
  liabilities                   1,376                            1,300                            1,113
                            -----------                       ----------                      -----------


    Total liabilities          41,404                           40,770                           37,609

Shareholders' equity           14,539                           14,879                           17,824
                            -----------                       ----------                      -----------

    Total liabilities and
     shareholders' equity     $55,943                          $55,649                          $55,433
                            ===========                       ==========                      ===========

  Net interest income and
   spread                                  $1,937      2.63%               $1,930      2.58%                 $2,151      2.60%
                                          ========   =======              ========   ========              =========   =======


  Net interest margin (net
   interest income as a
   percent of average                                  3.71%                           3.70%                             4.07%
   interest-earning assets)                          =======                         ========                          =======


Average interest-earning
  assets to interest-bearing
  liabilities                                        130.41%                         132.17%                           144.88%
                                                     =======                         ========                          ========


The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Market's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by prior year rate), (ii) changes in rate (changes in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                YEAR ENDED SEPTEMBER 30,
                                         ------------------------------------------------------------------
                                                  2000 VS. 1999                       1999 VS. 1998
                                         ------------------------------     -------------------------------

                                               Increase                           Increase
                                           (decrease) due to                 (decrease) due to
                                           -----------------                 -----------------
                                           Volume      Rate       Total       Volume      Rate       Total
                                           ------      ----       -----       ------      ----       -----
                                                                   (In thousands)
Interest income attributable to:
    Loans receivable                        $ 215      $(47)     $  168      $  240       $(61)     $ 179
    Mortgage-backed securities                 53        (2)         51           6        (12)        (6)
    Investment securities                      63        33          96        (109)       (76)      (185)
    Interest-bearing deposits                (313)       63        (250)       (124)       (16)      (140)
                                            -----      ----       -----       -----      -----      -----
Total interest income                          18        47          65          13       (165)      (152)
Interest expense attributable to:
    Deposits                                   49        30          79         152        (95)        57
    Borrowings                                (21)        -         (21)         11          1         12
                                            -----    ------       -----     -------     ------    -------
Total interest expense                         28        30          58         163        (94)        69
                                            -----     -----       -----      ------      -----    -------
   Increase (decrease) in net interest
    income                                  $ (10)     $ 17      $    7       $(150)      $(71)     $(221)
                                            =====      ====      ======       =====       ====      =====


                         ASSET AND LIABILITY MANAGEMENT

--------------------------------------------------------------------------------

Market, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Market uses the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its capital regulations. Although Market is not currently subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology illustrates certain aspects of Market's interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. See "Liquidity and Capital Resources."

At September 30, 2000, 2% of the present value of Market's assets was approximately $1.1 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $3.1 million at September 30, 2000, Market would have been required to deduct approximately $1.0 million (50% of the $2.0 million difference) from its capital in determining whether Market met its risk-based capital requirement. Regardless of such restriction, however, Market's risk-based capital at September 30, 2000, would still have exceeded the regulatory requirement by $10.2 million.

Presented below, as of September 30, 2000, and September 30, 1999, is an analysis of Market's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. During both of these periods, Market has operated within the policy limits set by the Board of Directors of Market as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates.

                                          SEPTEMBER 30, 2000
                                    -----------------------------
     Change in interest rate        $ change             % change
         (basis points)              in NPV               in NPV
    ------------------------        --------             --------
                       (Dollars in thousands)

              +300                    $(4,571)               (32)%
              +200                     (3,101)               (22)
              +100                     (1,553)               (11)
                 0                          -                  -
              -100                      1,206                  8
              -200                      1,852                 13
              -300                      2,469                 17


                                          SEPTEMBER 30, 1999
                                    -----------------------------
     Change in interest rate        $ change             % change
         (basis points)              in NPV               in NPV
    ------------------------        --------             --------
                       (Dollars in thousands)

              +300                    $(4,478)               (33)%
              +200                     (2,959)               (22)
              +100                     (1,417)               (10)
                 0                          -                  -
              -100                      1,026                  7
              -200                      1,736                 13
              -300                      2,405                 18

As illustrated in the tables, NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, because Market has a significant amount of fixed-rate loans in its loan portfolio, the amount of interest Market would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans are made at higher rates. Moreover, the interest Market would pay on its deposits would increase rapidly because Market's deposits generally have shorter periods to repricing. The assumptions used in calculating the amounts in this table are OTS assumptions.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

In a rising interest rate environment, Market's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect Market's earnings due to diminished loan demand.

                         LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------


Liquidity refers to the ability of Market to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. Market's liquid assets, primarily represented by cash and cash equivalents and interest-bearing deposits in other financial institutions, are a result of its operating, investing and financing activities. These activities are summarized in the following table for the years ended September 30, 2000, 1999 and 1998:

                                                                 Year ended September 30,
                                                ------------------------------------------------
                                                   2000                1999               1998
                                                ----------          ---------          ---------
                                                                 (In thousands)
Net cash from operating activities                $    254            $   514            $   798
Net cash from (used in) investing activities        (1,740)            (3,841)             4,938
Net cash from (used in) financing activities           (39)               237             (2,603)
                                                ----------          ---------          ---------
Net change in cash and cash equivalents             (1,525)            (3,090)             3,133
Cash and cash equivalents at the beginning
   of the year                                       2,291              5,381              2,248
                                                ----------          ---------          ---------
Cash and cash equivalents at the end of the
   year                                           $    766             $2,291             $5,381
                                                ==========          =========          =========


Market's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. Market also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are influenced to a greater degree by interest rates, general economic conditions and competition. Market maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of Market's asset and liability management program.

At September 30, 2000, Market's certificates of deposit totaled approximately $28.9 million, or 71.9% of total deposits. Of such amount, approximately $22.5 million in certificates of deposit mature within one year. Based on past experience and Market's prevailing pricing strategies, management believes that a substantial percentage of such certificates will be renewed with Market at maturity. If Market is unable to renew the maturing certificates for any reason, however, borrowings of up to $26.1 million are available from the FHLB of Cincinnati.

OTS regulations presently require Market to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U.S. Treasury and federal agency obligations and other investments in an amount equal to 4% of the sum of Market's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Market may rely if necessary to fund deposit withdrawals or other short-term funding needs. At September 30, 2000, Market's regulatory liquidity ratio was 32.7%. At such date, Market had no commitments to originate loans, undisbursed loans in process of $608,000 and no commitments to purchase or sell loans. Market considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs. See Note H to the Consolidated Financial Statements.

Market is required by applicable law and regulations to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. Market exceeded all of its regulatory capital requirements at September 30, 2000.

The tangible capital requirement requires a savings and loan association to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts, pledged deposits of mutual associations and intangible assets, primarily consisting of certain purchased mortgage servicing rights. OTS regulations require a savings and loan association to maintain core capital of 4% - 5% of the association's total assets, except for those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that a savings and loan association maintain "risk-based capital" in an amount not less than 8% of its risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Market includes a general loan loss allowance of $52,000 at September 30, 2000.

The following table summarizes Market's regulatory capital requirements and actual capital at September 30, 2000:


                                                                              Excess of actual
                                                                             capital over current     Applicable
                                  Actual capital       Current requirement       requirement         asset total
                              --------------------      -----------------     ------------------     -----------
September 30, 2000            Amount       Percent      Amount    Percent     Amount     Percent
------------------            ------       -------      ------    -------     ------     -------
                                                           (Dollars in thousands)
Tangible capital              $12,958        23.7%     $   820      1.5%      $12,138      22.2%         $54,676
Core capital                   12,958        23.7        2,187      4.0        10,771      19.7           54,676
Risk-based capital             13,523        46.0        2,353      8.0        11,170      38.0           29,413

              POTENTIAL IMPACT OF GRAMM-LEACH-BLILEY ACT ON FUTURE
                              RESULTS OF OPERATION

--------------------------------------------------------------------------------

         On November 12, 1999, the Gramm-Leach-Bliley Act (the "GLB Act") was enacted into law. The GLB Act repealed prior laws that had generally prevented banks from affiliating with securities and insurance firms and made other significant changes in financial services in which various types of financial institutions may engage.

         Prior to the GLB Act, unitary savings and loan holding companies which met certain requirements were the only financial institution holding companies that were permitted to engage in any type of business activity, whether or not the activity was a financial service. The GLB Act continues those broad powers for unitary thrift holding companies in existence on May 4, 1994, including MFC. Any thrift holding company formed after May 4, 1999, however, will be subject to the same restrictions as multiple thrift holding companies, which generally are limited to activities that are considered incidental to banking. The GLB Act authorizes a new "financial holding company," which can own banks and thrifts and which is also permitted to engage in a variety of financial activities, including insurance and securities underwriting and agency activities, as long as the depository institutions it owns are well capitalized, well managed and meet certain other tests.

         The GLB Act is not expected to have a material effect on the activities in which the MFC and Market currently engage, except to the extent that competition with other types of financial institutions may increase as they engage in activities not permitted prior to enactment of the GLB Act.


                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

--------------------------------------------------------------------------------

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

         The definition of a derivative financial instrument is complex, but in general it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

         SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. Management adopted SFAS No. 133 effective October 1, 2000, as required without material impact on MFC's financial statements.

         In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. SFAS No. 140 is not expected to have a material effect on MFC's financial position or results of operations.

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS

================================================================================


                                                                    PAGE
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                    20

FINANCIAL STATEMENTS
     CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                   21
     CONSOLIDATED STATEMENTS OF EARNINGS                              22
     CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME                  23
     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                  24
     CONSOLIDATED STATEMENTS OF CASH FLOWS                            25
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       27

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Market Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Market Financial Corporation as of September 30, 2000 and 1999, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Market Financial Corporation as of September 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with generally accepted accounting principles.


Grant Thornton LLP


Cincinnati, Ohio
November 15, 2000

                          MARKET FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)

          ASSETS                                                                                 2000              1999
Cash and due from banks                                                                     $     527         $     644
Federal funds sold                                                                                100             1,392
Interest-bearing deposits in other financial institutions                                         139               255
                                                                                             --------          --------
          Cash and cash equivalents                                                               766             2,291

Certificates of deposit in other financial institutions                                           300               290
Investment securities held to maturity - at amortized cost, approximate market
  value of $11,143 and $12,529 at September 30, 2000 and 1999                                  11,400            12,800
Investment securities designated as available for sale - at market                              1,160             1,116
Mortgage-backed securities held to maturity - at cost, approximate market
  value of $1,829 and $2,067 at September 30, 2000 and 1999                                     1,830             2,047
Loans receivable - net                                                                         37,879            35,219
Office premises and equipment - at depreciated cost                                             1,471               819
Federal Home Loan Bank stock - at cost                                                            482               449
Accrued interest receivable                                                                       371               320
Prepaid expenses and other assets                                                                 265               100
Prepaid federal income taxes                                                                      163                -
                                                                                             --------           -------

          Total assets                                                                        $56,087           $55,451
                                                                                             ========           =======

     LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                      $40,260           $39,907
Advances by borrowers for taxes and insurance                                                      70                59
Accrued interest payable                                                                          105                98
Other liabilities                                                                                 272               160
Accrued federal income taxes                                                                       -                 45
Deferred federal income taxes                                                                     625               607
                                                                                             --------          --------
          Total liabilities                                                                    41,332            40,876

Commitments                                                                                        -                 -

Shareholders' equity
  Preferred stock - 1,000,000 shares without par value authorized;
    no shares issued                                                                               -                 -
  Common stock - 4,000,000 shares without par value authorized;
    1,335,725 shares issued                                                                        -                 -
  Additional paid-in capital                                                                    8,160             8,187
  Retained earnings - substantially restricted                                                  7,892             7,984
  Shares acquired by stock benefit plans                                                       (1,211)           (1,480)
  Less 76,286 shares of treasury stock - at cost                                                 (838)             (838)
  Accumulated comprehensive income, unrealized gains on securities
    designated as available for sale, net of related tax effects                                  752               722
                                                                                             --------          --------
          Total shareholders' equity                                                           14,755            14,575
                                                                                             --------          --------

          Total liabilities and shareholders' equity                                          $56,087           $55,451
                                                                                             ========          ========


The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                      (In thousands, except per share data)


                                                                                    2000            1999           1998
Interest income
  Loans                                                                           $2,758          $2,590         $2,411
  Mortgage-backed securities                                                         146              95            101
  Investment securities                                                              801             705            890
  Interest-bearing deposits and other                                                 93             343            483
                                                                                 -------          ------         ------
          Total interest income                                                    3,798           3,733          3,885

Interest expense
  Deposits                                                                         1,861           1,782          1,725
  Borrowings                                                                          -               21              9
                                                                                 -------          ------         ------
          Total interest expense                                                   1,861           1,803          1,734
                                                                                 -------          ------         ------

          Net interest income                                                      1,937           1,930          2,151

Other income
  Gain on sale of investments                                                         -              463             -
  Other operating                                                                     11              11              7
                                                                                 -------          ------         ------
          Total other income                                                          11             474              7

General, administrative and other expense
  Employee compensation and benefits                                                 906             806            778
  Occupancy and equipment                                                            148             121            122
  Federal deposit insurance premiums                                                  12              23             28
  Franchise taxes                                                                    172             191            184
  Other operating                                                                    239             205            210
                                                                                 -------          ------         ------
          Total general, administrative and
            other expense                                                          1,477           1,346          1,322
                                                                                 -------          ------         ------

          Earnings before income taxes                                               471           1,058            836

Federal income taxes
  Current                                                                            156             359            301
  Deferred                                                                             4               1            (17)
                                                                                 -------          ------         ------
          Total federal income taxes                                                 160             360            284
                                                                                 -------          ------         ------

          NET EARNINGS                                                           $   311         $   698         $  552
                                                                                 =======          ======         ======

          EARNINGS PER SHARE
            Basic                                                                $   .26         $   .58         $  .45
                                                                                 =======          ======         ======

            Diluted                                                              $   .26         $   .57         $  .45
                                                                                 =======          ======         ======



The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                            Year ended September 30,
                                 (In thousands)


                                                                                    2000            1999           1998
Net earnings                                                                        $311            $698           $552

Other comprehensive income, net of tax:
  Unrealized holding gains on securities during
    the period, net of tax of $15, $47 and $143
    in 2000, 1999 and 1998, respectively                                              30              91            277

Reclassification adjustment for realized gains
  included in earnings, net of tax of $157 in 1999                                    -             (306)            -
                                                                                   ------          -------        ------

Comprehensive income                                                                $341            $483           $829
                                                                                   ======          =======        ======

Accumulated comprehensive income                                                    $752            $722           $937
                                                                                   ======          =======        ======










The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  Years ended September 30, 2000, 1999 and 1998
                        (In thousands, except share data)

                                                                                                               UNREALIZED
                                                                                          SHARES                 GAINS ON
                                                                                        ACQUIRED               SECURITIES
                                                                ADDITIONAL              BY STOCK               DESIGNATED
                                                        COMMON     PAID-IN  RETAINED     BENEFIT   TREASURY  AS AVAILABLE
                                                         STOCK     CAPITAL  EARNINGS       PLANS      STOCK      FOR SALE     TOTAL
Balance at October 1, 1997                                $ -      $12,832    $7,472     $(1,069)      $ -           $660   $19,895

Purchase of shares for stock benefit plans                  -           -         -         (729)        -             -       (729)
Amortization of expense related to stock benefit plans      -           34        -           98         -             -        132
Capital distributions of $3.78 per share                    -       (4,675)     (374)         -          -             -     (5,049)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                      -           -         -           -          -            277       277
Net earnings for the year ended September 30, 1998          -           -        552          -          -             -        552
                                                        -------  ----------  --------   ---------   --------  -----------  ---------

Balance at September 30, 1998                               -        8,191     7,650      (1,700)        -            937    15,078

Purchase of treasury stock                                  -           -         -           -        (838)           -       (838)
Amortization of expense related to stock benefit plans      -           (4)       -          220         -             -        216
Cash dividends of $.28 per share                            -           -       (364)         -          -             -       (364)
Realized gains on securities designated as available for
  sale, net of related tax effects                          -           -         -           -          -           (306)     (306)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                      -           -         -           -          -             91        91
Net earnings for the year ended September 30, 1999          -           -        698          -          -             -        698
                                                        -------  ----------  --------   ---------   --------  -----------  ---------

Balance at September 30, 1999                               -        8,187     7,984      (1,480)      (838)          722    14,575

Amortization of expense related to stock benefit plans      -          (27)       -          269         -             -        242
Cash dividends of $.32 per share                            -           -       (403)         -          -             -       (403)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                      -           -         -           -          -             30        30
Net earnings for the year ended September 30, 2000          -           -        311          -          -             -        311
                                                        -------  ----------  --------   ---------   --------  -----------  ---------

Balance at September 30, 2000                             $ -       $8,160    $7,892     $(1,211)     $(838)         $752   $14,755
                                                        =======  ==========  ========   =========   ========  ===========  =========



The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)

                                                                                    2000            1999           1998
Cash flows from operating activities:
  Net earnings for the year                                                      $   311       $     698      $     552
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts on
      investments and mortgage-backed securities, net                                  1               2              1
    Depreciation and amortization                                                     40              30             36
    Amortization of deferred loan origination (fees) costs                             6              (3)            (3)
    Amortization of expense related to stock benefit plans                           242             216            132
    Gain on sale of investment securities designated as available
      for sale                                                                        -             (463)            -
    Federal Home Loan Bank stock dividends                                           (33)            (30)           (29)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                    (51)             (1)           201
      Accrued interest payable                                                         7               3             (4)
      Prepaid expenses and other assets                                             (165)             49            (79)
      Other liabilities                                                              112             (15)            38
      Federal income taxes
        Current                                                                     (208)             27            (30)
        Deferred                                                                       4               1            (17)
                                                                                 -------        --------        -------
         Net cash provided by operating activities                                   266             514            798

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as held to maturity                  (790)        (11,000)        (6,600)
  Proceeds from maturity of investment securities                                  2,190           7,500         14,560
  Proceeds from sale of investment securities designated as
    available for sale                                                                -              471             -
  Purchase of mortgage-backed securities designated as held to maturity               -           (1,486)            -
  Principal repayments on mortgage-backed securities                                 216             296            405
  Loan disbursements                                                              (6,755)        (11,582)       (12,494)
  Principal repayments on loans                                                    4,089           9,182          6,183
  Purchase of office premises and equipment                                         (692)           (722)           (16)
  (Increase) decrease in certificates of deposit in other
    financial institutions - net                                                     (10)          3,500          2,900
                                                                                 -------        --------        -------
         Net cash provided by (used in) investing activities                      (1,752)         (3,841)         4,938

Cash flows provided by (used in) financing activities:
  Net increase in deposits                                                           353           2,162          2,442
  Proceeds from other borrowed money                                                 500             180            725
  Repayment of other borrowed money                                                 (500)           (905)            -
  Advances by borrowers for taxes and insurance                                       11               2              8
  Shares acquired for stock benefit plans                                             -               -            (729)
  Purchase of treasury stock                                                          -             (838)            -
  Capital distributions and dividends paid on common stock                          (403)           (364)        (5,049)
                                                                                 -------        --------        -------
         Net cash provided by (used in) financing activities                         (39)            237         (2,603)
                                                                                 -------        --------        -------

         Net increase (decrease) in cash and cash equivalents
           (balance carried forward)                                              (1,525)         (3,090)         3,133
                                                                                 -------        --------        -------

                          MARKET FINANCIAL CORPORATION

                            Year ended September 30,
                                 (In thousands)

                                                                                    2000            1999           1998
         Net increase (decrease) in cash and cash
           equivalents (balance brought forward)                                 $(1,525)        $(3,090)        $3,133

Cash and cash equivalents at beginning of year                                     2,291           5,381          2,248
                                                                                --------        --------        -------

Cash and cash equivalents at end of year                                        $    766         $ 2,291         $5,381
                                                                                ========        ========        =======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                        $    391        $    264        $   340
                                                                                ========        ========        =======

    Interest on deposits and borrowings                                          $ 1,854         $ 1,800         $1,738
                                                                                ========        ========        =======


Supplemental disclosure of noncash investing activities:
  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                                 $      30       $      91        $   277
                                                                                ========        ========        =======






The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF ACCOUNTING POLICIES

Market Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of Market Bank (the "Bank"). Future references to the Corporation or the Bank are utilized herein as the context requires. The Bank conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for consumer and residential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated.

2. INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available-for-sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available-for-sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

2. INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

The Corporation's shareholders' equity reflected unrealized gains on securities designated as available for sale, net of applicable tax effects, totaling $752,000 and $722,000 at September 30, 2000 and 1999, respectively.

Realized gains and losses on the sale of investment and mortgage-backed securities are recognized using the specific identification method.

3. LOANS RECEIVABLE

Loans are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

The Company accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to direct costs attributable to originating a loan, i.e., principally actual personnel costs.

4. ALLOWANCE FOR LOAN LOSSES

It is the Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, current trends in the level of delinquent and specific problem loans, loan concentrations, changes in the composition of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowances are increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loans' effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

4. ALLOWANCE FOR LOAN LOSSES (continued)

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in nonresidential and multifamily residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value. Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

At September 30, 2000 and 1999, the Bank had no loans that would be defined as impaired under SFAS No. 114.

5. OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation is provided on the straight-line method over the useful service lives of the assets, estimated to be thirty to forty years for the buildings, thirty years for building improvements and five to ten years for furniture and equipment. An accelerated depreciation method is used for tax reporting purposes.

6. REAL ESTATE ACQUIRED THROUGH FORECLOSURE

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. A loan loss provision is recorded for any write down in the loan's carrying value to fair value at the date of acquisition. A real estate loss provision is recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

7. FEDERAL INCOME TAXES

The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the expected statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the practice of preparing tax returns on the cash basis of accounting, while the consolidated financial statements are prepared on the accrual basis of accounting, and from different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends and the Company's general loan loss allowance. A temporary difference is also recognized for depreciation utilizing accelerated methods for federal income tax purposes.

8. BENEFIT PLANS

The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $108,000, $101,000 and $139,000 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively.

During fiscal 1998, the Corporation established a Recognition and Retention Plan ("RRP") which provides for the issuance of shares to members of the Board of Directors, management and employees. Upon shareholder approval, the RRP purchased and awarded 53,429 shares of the Corporation's common stock, which are earned ratably over a five-year period. Expense recognized under the RRP totaled approximately $169,000, $124,000 and $36,000 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively.

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

9. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

10. ADVERTISING

Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $10,000, $10,000 and $12,000 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively.

11. EARNINGS PER SHARE AND DIVIDENDS PER SHARE

Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the Corporation's ESOP that are unallocated and not committed to be released. Weighted-average common shares outstanding, which gives effect to 72,814, 84,096 and 95,863 unallocated ESOP shares, totaled 1,183,789, 1,208,530 and 1,239,862 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively.

Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,183,789, 1,215,305 and 1,239,862 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively. Incremental shares related to the assumed exercise of stock options included in the calculation of diluted earnings per share totaled 6,775 for the fiscal year ended September 30, 1999. Options to purchase 125,558 and 113,526 shares of common stock with a weighted-average exercise price of $9.6875 and $13.50 were outstanding at September 30, 2000 and 1998, respectively, but were excluded from the computation of common stock equivalents because their exercise prices were higher than the average market price of the common shares.

During fiscal 1998, the Corporation declared capital distributions of $3.78 per common share. Of this amount, $3.50 per share was paid in April 1998 from funds retained by the Corporation in the conversion to stock form and was deemed by management to constitute a return of excess capital. Accordingly, the Corporation charged the return of capital distribution to additional paid-in-capital.

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Because of the judgment and subjective considerations required in determining appropriate and reasonable assumptions, the derived fair value estimates cannot be substantiated by comparison to independent markets. Further, the amounts which could be realized in immediate settlement of the instruments could vary significantly from the fair value estimate depending upon bulk versus individual settlements or sales as well as other factors. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate net fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2000 and 1999:

         CASH AND CASH EQUIVALENTS: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

         CERTIFICATES OF DEPOSIT IN OTHER FINANCIAL INSTITUTIONS: The carrying amounts presented in the consolidated statements of financial condition for certificates of deposit in other financial institutions are deemed to approximate fair value.

         INVESTMENT AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

         LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts, and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

12. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

         FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value since a quoted market price is not available on Federal Home Loan Bank stock.

         DEPOSITS: The fair value of passbook and club accounts, and money market demand accounts are deemed to approximate the amount payable on demand at September 30, 2000 and 1999, respectively. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

         COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 2000 and 1999 was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at September 30 are as follows:


                                                                              2000                         1999
                                                                   CARRYING         FAIR          CARRYING         FAIR
                                                                      VALUE        VALUE             VALUE        VALUE
                                                                                      (In thousands)
    Financial assets:
      Cash and cash equivalents                                   $     766    $     766          $  2,291     $  2,291
      Certificates of deposit in other financial institutions           300          300               290          290
      Investment securities held to maturity                         11,400       11,143            12,800       12,529
      Investment securities designated as available for sale          1,160        1,160             1,116        1,116
      Mortgage-backed securities                                      1,830        1,829             2,047        2,067
      Loans receivable - net                                         37,879       36,074            35,219       33,824
      Federal Home Loan Bank stock                                      482          482               449          449
                                                                  ---------    ---------         ---------    ---------

                                                                    $53,817      $51,754           $54,212      $52,566
                                                                  =========    =========         =========    =========

    Financial liabilities:
      Deposits                                                      $40,260      $40,190           $39,907      $39,958
      Advances by borrowers for taxes and insurance                      70           70                59           59
                                                                  ---------    ---------         ---------    ---------

                                                                    $40,330      $40,260           $39,966      $40,017
                                                                  =========    =========         =========    =========

13. RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the fiscal 2000 consolidated financial statement presentation.

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost and estimated fair values of investment securities at September 30 are summarized below. Certain securities with maturities of one to ten years are subject to call provisions and, therefore, may not be held to maturity.

                                                                            2000                           1999
                                                                               ESTIMATED                      ESTIMATED
                                                                AMORTIZED           FAIR         AMORTIZED         FAIR
                                                                     COST          VALUE              COST        VALUE
                                                                                       (In thousands)
    HELD TO MATURITY:
      U.S. Government agency obligations
        Due within:
          One year                                               $     -        $     -           $  1,800     $  1,805
          Three to five years                                      11,400         11,143             8,500        8,269
          Five to ten years                                            -              -              2,500        2,455
                                                                ---------        -------         ---------      -------

         Total investment securities
           held to maturity                                        11,400         11,143            12,800       12,529

    AVAILABLE FOR SALE:
      FHLMC stock                                                      21          1,160                21        1,116
                                                                ---------        -------         ---------      -------

         Total investment securities                              $11,421        $12,303           $12,821      $13,645
                                                                =========        =======         =========      =======

At September 30, 2000, the cost carrying value of the Company's held-to-maturity investment portfolio exceeded the estimated fair value by $257,000, consisting solely of gross unrealized losses.

At September 30, 1999, the cost carrying value of the Company's held-to-maturity investment portfolio exceeded the estimated fair value by $271,000, consisting of gross unrealized losses totaling $279,000 and gross unrealized gains of $8,000.

Mortgage-backed securities at September 30, 2000 and 1999, were comprised of Government National Mortgage Association ("GNMA") and Federal Home Loan Mortgage Corporation Gold program participation certificates. At September 30, 2000, the market value depreciation of the Company's mortgage-backed securities below cost was approximately $1,000, comprised of gross unrealized gains of $17,000 and gross unrealized losses of $18,000. At September 30, 1999, the market value appreciation of the Company's mortgage-backed securities in excess of cost was approximately $20,000, comprised of gross unrealized gains of $29,000 and gross unrealized losses of $9,000. Maturities of mortgage-backed securities are due ratably over the next twenty fiscal years based on the contractual repayment terms of the underlying loans.

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at September 30 is as follows:

                                                                                      2000                1999
                                                                                             (In thousands)
    Real estate mortgage loans
      One- to four-family                                                             $32,876          $30,959
      Multifamily                                                                       2,828            2,049
      Nonresidential                                                                    1,647            1,737
      Land                                                                                136              138
      Construction                                                                      1,000              346
    Passbook loans                                                                         13               26
    Deferred loan origination costs                                                        39               33
                                                                                    ---------        ---------
                                                                                       38,539           35,288
    Less:
      Undisbursed portion of loans in process                                             608               17
      Allowance for loan losses                                                            52               52
                                                                                    ---------        ---------

                                                                                      $37,879          $35,219
                                                                                    =========        =========

As depicted above, the Bank's lending efforts have historically focused on residential real estate loans, which comprised approximately $35.7 million, or 94%, of the total loan portfolio at September 30, 2000 and $33.3 million, or 95%, of the total loan portfolio at September 30, 1999. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Bank's primary lending area are presently stable.

The Bank, in the ordinary course of business, has granted loans to some of its directors, officers, employees and their related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $499,000 and $531,000 at September 30, 2000 and 1999, respectively.

Additionally, the Bank has paid a retainer of $20,000 to a related party for legal services, principally related to the loan origination function, during each of the fiscal years ended September 30, 2000, 1999 and 1998.

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                                       2000           1999           1998
                                                                                 (In thousands)
Beginning balance                                                      $  52          $  52          $  52
Provision for loan losses                                                 -              -              -
                                                                      -------        -------        -------

Ending balance                                                         $  52          $  52          $  52
                                                                      =======        =======        =======

At September 30, 2000 and 1999, the Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

Nonperforming loans totaled approximately $272,000, $119,000 and $171,000 at September 30, 2000, 1999 and 1998, respectively.

As of and for the years ended September 30, 2000 and 1999, the Bank had no loans which would be defined as impaired under SFAS No. 114.


NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at September 30 are comprised of the following:

                                                                                      2000                1999
                                                                                             (In thousands)
Land                                                                               $   641             $   607
Buildings and improvements                                                             871                 264
Furniture and equipment                                                                350                 299
                                                                                    ------              ------
                                                                                     1,862               1,170
  Less accumulated depreciation                                                        391                 351
                                                                                    ------              ------

                                                                                    $1,471             $   819
                                                                                    ======              ======

During fiscal 2000, the Bank completed construction of a building addition to its main office facility at a total cost of $1.3 million.

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE F - DEPOSITS

Deposits consist of the following major classifications at September 30:

    DEPOSIT TYPE AND
    WEIGHTED-AVERAGE                                                    2000                      1999
    INTEREST RATE                                                AMOUNT       %            AMOUNT         %
                                                                              (Dollars in thousands)
    NOW accounts - .76% in 2000                               $     198         .5%        $     -        -%
    Statement savings accounts - 2.67% in 2000                       14          -               -        -
    Passbook accounts - 2.67% in 2000
      and 1999                                                    9,731       24.2          10,453     26.2
    Club accounts - 5.08% in 2000 and
      5.07% in 1999                                                  57         .1              58       .1
    Money market demand accounts -
      2.67% in 2000 and 1999                                      1,331        3.3           1,829      4.6
                                                                -------    -------         -------    -----
         Total demand accounts                                   11,331       28.1          12,340     30.9

    Certificates of deposit -
      6.25% in 2000 and 5.40% in 1999                            28,929       71.9          27,567     69.1
                                                                -------    -------         -------    -----


         Total deposits                                         $40,260     100.0%         $39,907    100.0%
                                                                =======    =======         =======    =====



At September 30, 2000 and 1999, the Bank had deposit accounts with balances greater than $100,000 totaling $3.2 million and $3.3 million, respectively.

Interest expense on deposits for the fiscal years ended September 30 is summarized as follows:

                                                                                2000             1999              1998
                                                                                            (In thousands)
    NOW accounts                                                           $       1           $   -             $   -
    Passbook, statement savings and club accounts                                273              277               279
    Money market accounts                                                         42               55                64
    Certificates of deposit                                                    1,545            1,450             1,382
                                                                               -----            -----             -----

                                                                              $1,861           $1,782            $1,725
                                                                               =====            =====             =====

Maturities of outstanding certificates of deposit are summarized as follows at September 30:

                                                                                                 2000              1999
                                                                                                      (In thousands)
    Less than six months                                                                       $9,835          $  9,691
    Six months to one year                                                                     12,665            12,029
    One year to three years                                                                     6,429             5,847
                                                                                              -------           -------

                                                                                              $28,929           $27,567
                                                                                              =======           =======

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE G - FEDERAL INCOME TAXES

The provision for federal income taxes on earnings for the years ended September 30, 2000, 1999 and 1998, does not differ materially from that computed at the statutory corporate tax rate.

The composition of the Corporation's net deferred tax liability at September 30 is as follows:

                                                                                       2000           1999
TAXES (PAYABLE) REFUNDABLE ON TEMPORARY
DIFFERENCES AT ESTIMATED CORPORATE TAX RATE:                                             (In thousands)
Deferred tax assets:
  General loan loss allowance                                                        $   18         $   18
  Stock benefit plan                                                                     57             79
                                                                                      -----          -----
     Total deferred tax assets                                                           75             97

Deferred tax liabilities:
  Unrealized gains on securities designated as
    available for sale                                                                 (387)          (373)
  Difference between cash and accrual basis of accounting                              (145)          (176)
  Federal Home Loan Bank stock dividends                                               (100)           (89)
  Difference between book and tax depreciation                                          (31)           (29)
  Percentage of earnings bad debt deduction                                              (2)            (4)
  Deferred loan origination costs                                                       (35)           (33)
                                                                                      -----          -----
     Total deferred tax liabilities                                                    (700)          (704)
                                                                                      -----          -----

     Net deferred tax liability                                                       $(625)         $(607)
                                                                                      =====          =====

The Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 2000 includes approximately $1.3 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative percentage of earnings bad debt deduction totaled approximately $430,000 at September 30, 2000. The Bank is required to recapture as taxable income its post-1987 additions to its tax bad debt reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Bank has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six-year period in fiscal 1997.

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE H - COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

At September 30, 2000, the Bank had no commitments to originate real estate loans. At September 30, 1999, the Bank had outstanding commitments of approximately $88,000 to originate fixed-rate residential real estate loans at interest rates ranging from 7.00% to 8.25%. In the opinion of management, loan commitments equaled or exceeded prevalent market interest rates as of that date, and such commitments have been underwritten on the same basis as the existing loan portfolio. Management believes that all commitments will be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.


NOTE I - REGULATORY CAPITAL

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE I - REGULATORY CAPITAL (continued)

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During fiscal 2000, the Bank was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

As of September 30, 2000 and 1999, management believes that the Bank met all capital adequacy requirements to which it was subject.

                                                              AS OF SEPTEMBER 30, 2000
                                                                                                         REQUIRED
                                                                                                       TO BE "WELL-
                                                           REQUIRED                                CAPITALIZED" UNDER
                                                         FOR CAPITAL                                PROMPT CORRECTIVE
                             ACTUAL                   ADEQUACY PURPOSES                             ACTION PROVISIONS
                        -----------------  ------------------------------------------   ---------------------------------------
                         AMOUNT    RATIO           AMOUNT                  RATIO               AMOUNT              RATIO
                                                      (Dollars in thousands)
Tangible capital        $12,958    23.7%        greater than           greater than         greater than         greater than
                                              or equal to $820       or equal to 1.5%    or equal to $2,734    or equal to 5.0%

Core capital            $12,958    23.7%       greater than            greater than         greater than         greater than
                                            or equal to $2,187       or equal to 4.0%    or equal to $3,281    or equal to 6.0%

Risk-based capital      $13,523    46.0%       greater than            greater than         greater than         greater than
                                             or equal to $2,353      or equal to 8.0%    or equal to $2,941    or equal to 10.0%

                                                              AS OF SEPTEMBER 30, 1999
                                                                                                         REQUIRED
                                                                                                       TO BE "WELL-
                                                           REQUIRED                                CAPITALIZED" UNDER
                                                         FOR CAPITAL                                PROMPT CORRECTIVE
                             ACTUAL                   ADEQUACY PURPOSES                             ACTION PROVISIONS
                        -----------------  ------------------------------------------   ---------------------------------------
                         AMOUNT    RATIO           AMOUNT                  RATIO               AMOUNT              RATIO
                                                      (Dollars in thousands)
Tangible capital        $12,379    22.8%        greater than           greater than         greater than         greater than
                                              or equal to $815       or equal to 1.5%    or equal to $2,718    or equal to 5.0%

Core capital            $12,379    22.8%       greater than            greater than         greater than         greater than
                                            or equal to $2,173       or equal to 4.0%    or equal to $3,261    or equal to 6.0%

Risk-based capital      $12,431    45.4%       greater than            greater than         greater than         greater than
                                             or equal to $2,190      or equal to 8.0%    or equal to $2,738    or equal to 10.0%

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE I - REGULATORY CAPITAL (continued)

Management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.


NOTE J - STOCK OPTION PLAN

During fiscal 1998, the Board of Directors adopted the Market Financial Corporation 1998 Stock Option and Incentive Plan (the "Plan") that provided for the issuance of 133,572 authorized, but unissued, common shares at fair value at the date of grant. In June 1998, the Corporation granted options to purchase 113,526 shares at the fair value of $13.50 per share, all of which were fully exercisable at the grant date, with an expiration term of ten years. During fiscal 1999, the Corporation cancelled these options and granted options to purchase 125,668 shares at the fair value for the Corporation's shares of $9.69 per share.

The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been recorded as the pro forma amounts indicated below:

                                                                  2000            1999           1998
Net earnings (In thousands)                As reported            $311            $698           $552
                                                                   ===             ===            ===

                                             Pro-forma            $311            $463           $321
                                                                   ===             ===            ===
Earnings per share
  Basic                                    As reported            $.26            $.58           $.45
                                                                   ===             ===            ===

                                             Pro-forma            $.26            $.38           $.26
                                                                   ===             ===            ===

  Diluted                                  As reported            $.26            $.57           $.45
                                                                   ===             ===            ===

                                             Pro-forma            $.26            $.38           $.26
                                                                   ===             ===            ===

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE J - STOCK OPTION PLAN (continued)

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1999 and 1998: dividend yield of 4.0%, expected volatility of 20.0%, a risk-free interest rate of 6.5% and expected lives of ten years.

A summary of the status of the Corporation's Plan as of and for the fiscal years ended September 30, 2000, 1999 and 1998, are presented below:


                                           2000                            1999                       1998
                                               WEIGHTED-                       WEIGHTED-                  WEIGHTED-
                                                 AVERAGE                         AVERAGE                    AVERAGE
                                                EXERCISE                        EXERCISE                   EXERCISE
                                     SHARES        PRICE         SHARES            PRICE         SHARES       PRICE
Outstanding at beginning of year    125,558      $9.6875        113,526         $13.5000             -      $    -
Granted                                  -            -         125,558           9.6875        113,526       13.50
Exercised                                -            -              -               -               -           -
Cancelled                                -            -        (113,526)         13.5000             -           -
                                  ---------         ----        -------          -------      ---------      ------

Outstanding at end of year          125,558      $9.6875        125,558        $  9.6875        113,526      $13.50
                                    =======       ======        =======         ========        =======       =====

Options exercisable at year-end     125,558      $9.6875        125,558        $  9.6875        113,526      $13.50
                                    =======       ======        =======         ========        =======       =====

Weighted-average fair value of
  options granted during the year                    N/A                           $2.83                      $3.08
                                                  ======                        ========                      =====

The following information applies to options outstanding at September 30, 2000:

Number outstanding                                                                                          125,558
Range of exercise prices                                                                                    $9.6875
Weighted-average exercise price                                                                             $9.6875
Weighted-average remaining contractual life                                                              7.75 years

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE K - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL CORPORATION

The following condensed financial statements summarize the financial position of Market Financial Corporation as of September 30, 2000 and 1999, and the results of its operations and its cash flows for the years ended September 30, 2000, 1999 and 1998.

                          MARKET FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                                 (In thousands)

ASSETS                                                                                       2000              1999
Interest-bearing deposits in Market Bank                                               $       72         $     512
Interest-bearing deposits in other financial institutions                                       1                 1
Loan receivable from ESOP                                                                     777               874
Investment in Market Bank                                                                  13,710            13,101
Accrued interest receivable                                                                    41                46
Prepaid expenses and other assets                                                             157                 1
Prepaid federal income taxes                                                                  115                82
Deferred federal income taxes                                                                  27                 -
                                                                                        ---------           -------

      Total assets                                                                        $14,900           $14,617
                                                                                        =========           =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Accrued expenses and other liabilities                                                  $     145        $       39
Deferred federal income taxes                                                                  -                  3
                                                                                        ---------           -------
      Total liabilities                                                                       145                42

Shareholders' equity
  Common stock and additional paid-in capital                                               8,160             8,187
  Retained earnings                                                                         7,892             7,984
  Shares acquired by stock benefit plans                                                   (1,211)           (1,480)
  Less 76,286 shares of treasury stock - at cost                                             (838)             (838)
  Unrealized gains on securities designated as available for sale, net                        752               722
                                                                                        ---------           -------
      Total shareholders' equity                                                           14,755            14,575
                                                                                        ---------           -------

      Total liabilities and shareholders' equity                                          $14,900           $14,617
                                                                                        =========           =======

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE K - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL
CORPORATION (continued)

                          MARKET FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                            Year ended September 30,
                                 (In thousands)

                                                                                     2000         1999         1998
Revenue
  Interest income                                                                   $  65        $  68         $157
  Equity in earnings of Market Bank                                                   482          855          600
                                                                                      ---          ---          ---
      Total revenue                                                                   547          923          757

Interest expense                                                                       -            22            9

General and administrative expenses                                                   324          284          221
                                                                                      ---          ---          ---

Earnings before income tax credits                                                    223          617          527

Federal income tax credits                                                            (88)         (81)         (25)
                                                                                     ----         ----         ----

      NET EARNINGS                                                                   $311         $698         $552
                                                                                      ===          ===          ===

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE K - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL
CORPORATION (continued)

                          MARKET FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                            Year ended September 30,
                                 (In thousands)


                                                                                2000             1999              1998
    Cash provided by (used in) operating activities:
      Net earnings for the year                                                 $311          $   698           $   552
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        Undistributed earnings of consolidated subsidiary                       (482)            (855)             (600)
        Dividend received from subsidiary                                         -             2,200                -
        Amortization of expense related to stock benefit plans                   145              111                -
        Increase (decrease) in cash due to changes in:
          Accrued interest receivable                                              5                5               (13)
          Prepaid expenses and other assets                                     (156)              28               (30)
          Other liabilities                                                      106               (1)               38
          Prepaid federal income taxes                                           (33)             (48)              (47)
          Deferred federal income taxes                                          (30)              (9)               12
                                                                                ----         --------           -------
          Net cash provided by (used in) operating activities                   (134)           2,129               (88)

    Cash flows provided by investing activities:
      Repayment of loan to ESOP                                                   97               97                98

    Cash flows provided by (used in) financing activities:
      Proceeds from other borrowed money                                          -               180               725
      Repayment of other borrowed money                                           -              (905)               -
      Shares acquired for stock benefit plans                                     -                -               (729)
      Purchase of treasury stock                                                  -              (838)               -
      Capital distributions and dividends paid on common stock                  (403)            (364)           (5,049)
                                                                                 ---           ------             -----
          Net cash used in financing activities                                 (403)          (1,927)           (5,053)
                                                                                 ---           ------             -----

    Net increase (decrease) in cash and cash equivalents                        (440)             299            (5,043)

    Cash and cash equivalents at beginning of year                               513              214             5,257
                                                                                 ---           ------             -----

    Cash and cash equivalents at end of year                                   $  73          $   513           $   214
                                                                                ====           ======            ======

                          MARKET FINANCIAL CORPORATION

                        September 30, 2000, 1999 and 1998


NOTE K - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL
CORPORATION (continued)

The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Bank to the Corporation. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During fiscal 1999, the Bank received OTS approval to make up to $2.2 million in capital distributions during fiscal 2000. Subsequent to September 30, 2000, the Bank received OTS approval to make up to $500,000 in capital distributions during fiscal 2001.


NOTE L - PENDING MERGER

On September 19, 2000, the Corporation entered into an Agreement and Plan of Reorganization (the "Agreement") whereby the Corporation would be merged into Peoples Community Bancorp, Inc. ("Peoples") for total consideration of approximately $16.4 million in either cash or common stock. Under the terms of the Agreement, each common share of the Corporation will be exchanged for either cash of $13.00 per share or Peoples common shares with an equivalent value, based on the average closing prices of Peoples stock over a 20 trading day period ending the day before the effective date of the merger.

                          MARKET FINANCIAL CORPORATION
                                       AND
                                   MARKET BANK
                             DIRECTORS AND OFFICERS

================================================================================



                              BOARD OF DIRECTORS OF
                          MARKET FINANCIAL CORPORATION

                               Robert Gandenberger
                              Supervisor - Retired
                    Hamilton County of Ohio Recorder's Office

                                 John T. Larimer
                                    President
                          Market Financial Corporation
                                   Market Bank

                               Rae Skirvin Larimer
                                    Attorney

                                  Edgar H. May
                                Partner - Retired
                                Ed May Realty Co.

                                 L. Craig Martin
                                    President
                              Environmentrics, Inc.

                                 Wilbur H. Tisch
                               President - Retired
                               General Metal Works

                                Kathleen A. White
                           Real Estate Title Examiner




                                   OFFICERS OF
                          MARKET FINANCIAL CORPORATION

                                 John T. Larimer
                                    President

                               Rae Skirvin Larimer
                                    Secretary

                                Julie M. Bertsch
                             Chief Financial Officer




                              BOARD OF DIRECTORS OF
                                   MARKET BANK

                               Robert Gandenberger
                              Supervisor - Retired
                    Hamilton County of Ohio Recorder's Office

                                 John T. Larimer
                                    President
                          Market Financial Corporation
                                   Market Bank

                                 L. Craig Martin
                                    President
                              Environmentrics, Inc.

                                  Edgar H. May
                                Partner - Retired
                                Ed May Realty Co.

                                Una Schaeperklaus
                                    Secretary
                                   Market Bank





                                   OFFICERS OF
                                   MARKET BANK

                                 John T. Larimer
                         President and Managing Officer

                                Una Schaeperklaus
                                    Secretary

                                Julie M. Bertsch
                             Chief Financial Officer



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


                              SHAREHOLDER SERVICES

================================================================================

The Fifth Third Bank serves as transfer agent and dividend distributing agent for MFC's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

                              The Fifth Third Bank
                            Stock Transfer Department
                                Mail Drop 10AT66
                            38 Fountain Square Plaza
                             Cincinnati, Ohio 45263
                                 (513) 579-5320
                                 (800) 837-2755



                          ANNUAL REPORT ON FORM 10-KSB

================================================================================

A copy of MFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                          Market Financial Corporation
                              7522 Hamilton Avenue
                             Cincinnati, Ohio 45231
                              Attention: President








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